EXHIBIT 4.8

English Language Summary of the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio dated June 13, 2008, as amended by the First Amendment to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio dated December 16, 2008.

Preamble

The Preamble sets forth the purpose of the agreement, which is the supply of ethylene by Braskem S.A. (“Braskem”) to Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno”). Oxiteno is to use the supplied ethylene exclusively for its own production, and may not resell any portion of it to third parties.

Term

This contract replaces in its entirety two prior agreements between these parties: the supply agreement dated January 9, 1995 and the memorandum of understanding dated August 16, 2006. This agreement shall be in effect until December 31, 2021, which can automatically be renewed for successive 10-year periods, unless either party provides justification for not renewing with 36 months prior notice. If there is any disagreement regarding such renewal, the parties agree to submit the dispute to arbitration. The agreement sets forth how the arbitrators are selected and the method in which the arbitration will be conducted.

Quantity

The agreement sets forth the maximum and minimum quantity of ethylene that Oxiteno may purchase from Braskem and Braskem may supply to Oxiteno, which varies per year. The annual minimum purchase and supply quantity ranges from 180 to 235 thousand tons and the annual maximum purchase and supply quantity ranges from 210 to 265 thousand tons. The maximum purchase quantity is prorated on a monthly basis and the minimum purchase quantity is prorated on a quarterly basis. The agreement was amended on December 16, 2008 to set new maximum and minimum quantity of ethylene Oxiteno may purchase from Braskem for the year 2009. The newly agreed minimum and maximum purchase quantities are 190 and 210 thousand tons, as opposed to 200 and 265 previously agreed. Oxiteno agrees to provide Braskem with prior notice about the amount it anticipates it will purchase for the following year, which, in the subsequent year, can be amended prior to the 20th day of each month with respect to the following three months.

If Oxiteno does not purchase the required minimum quarterly amounts, it shall pay Braskem the value of the difference between the amount actually purchased and the minimum purchase amount, except in cases of force majeure, reductions in the supply of ethylene by Braskem or scheduled plant shutdowns by either party. If Braskem does not supply the required quarterly amounts of ethylene, Braskem shall pay Oxiteno the difference in value between the amount provided and the amount it was required to supply, except in cases of force majeure, reductions in the purchase of ethylene by Oxiteno or scheduled plant shutdowns by either party. In both cases, the amount owed shall be based on 40% of the sale price on the last day of the relevant quarter, adjusted for inflation.

Oxiteno agrees to inform Braskem about any future expansions so that the parties can negotiate in advance potential increases in ethylene supply.

Plant Shutdowns

Each party agrees to notify the other within six months of any scheduled plant shutdowns.

Method of Delivery

The ethylene shall be delivered by Braskem to Oxiteno through piping constructed and owned by Braskem and will be delivered in a continuous gaseous form. Braskem is responsible for the maintenance and operation of the tubing, as well as costs related to the same. While Oxiteno shall own the tubing from the point of delivery, Braskem is still responsible for its maintenance. Oxiteno, however, is responsible for any damage to the piping resulting from its own fault.

Price

The price for the ethylene shall be calculated on a monthly basis, based on the average price of North West Europe Free Delivered (NWE FD) reference prices of the previous month, and can vary depending on the quantity purchased by Oxiteno. These are net values and do not include any finance costs or federal or state taxes.

Method of Payment

Payment is due the day following delivery of the ethylene. In the event Oxiteno does not make the required timely payments, it will be charged a 1% monthly interest rate (prorated for the number of days payment is late) and a 2% fee for the total amount owed. In the case Oxiteno fails to make a payment for more than 5 days, Braskem shall have the right to suspend the supply of ethylene until Oxiteno makes the required payments.

Quality and Measurement

The agreement sets forth the specifications for the quality of the ethylene supplied by Braskem. In the event the ethylene does not meet such specifications, Oxiteno retains the right to reject the delivered amount after written notice to Braskem. In addition, the agreement sets forth the specific methods in which the supply of ethylene will be measured. Oxiteno assumes all the risks associated with the use of ethylene. Braskem is not responsible for any direct or indirect losses that results of the use of ethylene after the point of delivery.

Final Provisions

Neither party is responsible for its failure to meet its obligation due to factors out of its control, as provided under Brazilian law. In the event Braskem stops its supply due to force majeure, any subsequent supply of ethylene must be made on a proportional basis for Braskem’s own use and for its customers, including Oxiteno. Either party may terminate the agreement in the event the other party: a) fails to comply with its obligations (which is not remedied within 30 days), b) declares bankruptcy (in any form), or c) transfers any rights or obligations of this agreement to a third party without consent (except in the event of merger or similar transaction). Not withstanding the foregoing, Braskem may assign its right to receive payments to third parties, after providing 30 days notice to Oxiteno. Each party represents and warrants it has the right to enter this agreement and that the agreement is irrevocable and irreversible. In the event the agreement become excessively onerous for one party, or one party receives an extreme advantage over the other, the parties agree to use its best efforts to take action to reestablish the original economic equilibrium of the agreement.